Westrock Coffee Company
4009 N. Rodney Parham Rd., 3rd Floor
Little Rock, AR 72212

November 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549-7010

Attention: Alex King

Re:	Westrock Coffee Company
Registration Statement on Form S-3
File No. 333-274827
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Westrock Coffee Company, a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-274827), as amended, to 4:01 p.m. Eastern Time on November 17, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Brandon Price of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Brandon Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 or by email at BCPrice@wlrk.com. Please notify him when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

Westrock Coffee Company

By:	/s/ Robert P. McKinney
Name:	Robert P. McKinney
Title:	Chief Legal Officer

cc:       Brandon Price, Wachtell, Lipton, Rosen & Katz